(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

March 13, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:	Fidelity Contrafund (the trust): Fidelity Advisor New Insights Fund (the fund) File No. 811-01400

Ladies and Gentlemen:

On behalf of the above referenced fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the fund in connection with a Special Meeting of Shareholders of the fund to be held on June 20, 2007. Pursuant to Rule 14a-3(c), the required informational copy of the fund's Annual Report for the fiscal period ended December 31, 2006 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about April 23, 2007, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than March 23, 2007.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To approve an amended management contract that includes adding a performance adjustment component to the fund's management fee and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

The purpose of this proposal is to adopt an amended management contract with FMR to add a performance adjustment component to the managementfee that FMR receives from the fund for managing its investments and business affairs under the fund's existing management contract with FMR and to allow the Trustees to have the authority to change the performance adjustment index going forward, without a shareholder vote.

Please contact Lillie Lucas at (617) 563-4234 with any questions or comments relating to this filing.

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/s/ Ilia Iovtchev
Ilia Iovtchev
Legal Product Group